Exhibit 99.1

PRESS RELEASE

ASPEN REPORTS RESULTS FOR THE
SIX MONTHS ENDED JUNE 30, 2020

Hamilton, Bermuda, September 4, 2020 - Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) reported today an operating loss after tax of $48.2 million and a 109.2% combined ratio for the six months ended June 30, 2020, which included losses associated with COVID-19 totaling $187.3 million or 15.7%. Excluding COVID-19 losses, the Company reported an operating gain after tax of $139.1 million and a combined ratio of 93.5%. The Company also reported a 14.2% increase in gross written premiums for the period.

Mark Cloutier, Chief Executive Officer, commented: “The COVID-19 pandemic with its tragic human toll will have a meaningful and lasting impact on our lives and businesses. From the very onset of the pandemic, our team at Aspen were committed to doing our part to help ease the burden on those most affected by the pandemic and we will steadfastly maintain that commitment through to what will hopefully be an end to this terrible event. I am very proud of the commitment our people have shown to supporting those less fortunate and or deeply impacted by the pandemic and equally proud of how our people have responded to the sudden change in business practices, pivoting quickly to new ways of working and demonstrating exceptional professionalism, commitment and customer service, all while continuing to live our shared values and principles."

"Despite the many challenges we faced in the first half of the year, including a COVID-19 reserve of $187.3 million (15.7% combined ratio points), we are pleased with the progress we have made as we continue to reshape the business with a clear focus on total value creation. Underlying key performance ratios illustrate clearly the progress we are making with our accident year ex-cat combined ratio and accident year ex-cat loss ratio of 90.7% and 54.7%, respectively, comparing very favourably to prior year at 102.4% and 58.7% respectively. Our efforts to simplify and gain efficiencies in the business are also showing results with our operating expense ratio at 15.7% versus prior year of 19.4%. We have also seen growth in Gross Written Premium notwithstanding having exited several non or underperforming lines of business. This performance is a testament to Aspen's strong brand and ability to grow in those classes of business we have focused upon as core to our success."

"In Aspen Capital Markets, which is becoming ever more important to both PML1 management and product offerings, we continue to build on its contribution to our group wherein we expect both AUM2 and
1 Probable Maximum Loss ("PML")
2 Assets under management ("AUM")

fee income will grow over the prior year through a combination of renewal and expansion of existing structures and the introduction of some new and innovative structures."

"Market conditions are definitely improving and while some lines of business still have some distance to achieve adequacy, we have seen strong risk adjusted rate change across both our insurance and reinsurance segments. Seizing upon the opportunities in this improving rate environment while having the benefit of the Adverse Development Cover, completed in the first half of the year, protecting the group against potential adverse impacts from 2019 and prior underwriting years will position us well as we continue our work to simplify the business and build for the future."

"Looking ahead, I believe that we have the right combination of entrepreneurialism, talent and discipline to build our business and position Aspen as a leading International Specialty (re)insurer. Our ambition is underpinned by a determination to build a culture that embraces and advocates for greater diversity, inclusion and corporate responsibility and recognizes their importance as pillars of future success."

Operating highlights for the six months ended June 30, 2020
•Gross written premiums increased by 14.2% to $2,118.6 million in the first half of 2020 compared with $1,854.4 million in the first half of 2019.

•Net written premiums increased by 19.0% to $1,436.8 million in the first half of 2020 compared with $1,206.9 million in the first half of 2019. The retention ratio in the first half of 2020 was 67.8% compared with 65.1% in the first half of 2019.

•Loss ratio of 74.1% for the first half of 2020 compared with 60.7% for the first half of 2019. The loss ratio for the first half of 2020 included $231.3 million or 19.4 percentage points, of pre-tax catastrophe losses, net of reinsurance recoveries, compared with $29.7 million or 2.9 percentage points in the first half of 2019.

Pre-tax catastrophe losses of $231.3 million for the first half of 2020 included losses associated with COVID-19 totaling $187.3 million.

•Operating loss after tax of $(48.2) million for the six months ended June 30, 2020 compared with an operating income of $101.8 million for the six months ended June 30, 2019.

Excluding the impact of COVID-19 the operating gain after tax was $139.1 million for the six months ended June 30, 2020.

•Net unfavorable development on prior year loss reserves of $(0.3) million had a negligible effect on the loss ratio in the first half of 2020, compared with net favorable development of $9.1 million which benefited the loss ratio by 0.9 percentage points in the first half of 2019.

•Accident year loss ratio excluding catastrophes of 54.7% for the first half of 2020 compared with 58.7% for the first half of 2019.

•Total expense ratio of 36.0% and total expense ratio (excluding non-operating expenses) of 35.1% for the first half of 2020 compared with 43.7% and 37.7%, respectively, for the first half of 2019. Non-operating expenses in the first half of 2020 were $11.6 million compared with $61.9 million in the first half of 2019.

Non-operating expenses in the first half of 2020 totaling $11.6 million related to severance, retention awards, amortization of intangible assets and other non-recurring costs, compared with non-operating expenses in the first half of 2019 totaling $61.9 million which included $43.9 million of expenses related to or triggered by the transaction with certain investment funds managed by affiliates of Apollo Global Management, Inc, ("the Apollo Funds"), $6.0 million of expenses related to the operational effectiveness and efficiency program and $12.0 million of expenses in relation to severance, amortization of intangible assets and other non-recurring costs.

•Net loss after tax of $(168.7) million for the six months ended June 30, 2020 compared with $(37.3) million, for the six months ended June 30, 2019, after reporting an underwriting loss of $108.9 million and an underwriting gain of $16.2 million for 2020 and 2019 respectively. The net loss includes $84.9 million of investment income, compared with $99.2 million for the first half of 2019, as well as $(114.5) million of net realized and unrealized investment losses largely attributable to net realized and unrealized gains and losses from interest rate swaps entered into in 2019, compared with net realized and unrealized investment losses of $(58.2) million in the first half of 2019.

The net loss in the first half of 2020 also included $7.1 million of net realized and unrealized foreign exchange gains compared with $(27.0) million of net realized and unrealized foreign exchange losses in the first half of 2019.

Excluding the impact of COVID-19 the net income after tax was $18.6 million for the six months ended June 30, 2020.

•Annualized net income return on average equity of (19.8)% and annualized operating return on average equity of (7.4)% for the first half of 2020 compared with (4.6)% and 8.0%, respectively, for the first half of 2019.

Excluding the impact of COVID-19 the annualized net income return on average equity is (0.4)% and the annualized operating return on average equity is 12.0% for the first half of 2020.

Segment highlights for the six months ended June 30, 2020

•Insurance
◦Gross written premiums of $996.3 million, an increase of 2.4% in the first half of 2020 compared with $972.6 million in the first half of 2019 due to growth in both financial and professional lines insurance and property and casualty insurance lines, partially offset by reductions in marine, aviation and energy insurance lines.
◦Net written premiums of $594.0 million, an increase of 13.7% compared with $522.3 million in the first half of 2019.
◦Loss ratio of 69.0% compared with 62.5% in the first half of 2019. The loss ratio included pre-tax catastrophe losses of $70.4 million, or 11.2 percentage points, net of reinsurance recoveries, in the first half of 2020 which includes $56.4 million of COVID-19 losses and $14.0 million of weather-related events. In the first half of 2019 pre-tax catastrophe losses totaled $9.7 million or 2.0 percentage points, net of reinsurance recoveries and reinstatement premiums, as a result of weather related events.
◦Prior year net favorable reserve development of $0.1 million had a negligible effect on the loss ratio in the first half of 2020. Prior year net unfavorable development of $(9.9) million increased the loss ratio by 2.0 percentage points in the first half of 2019.
◦Accident year loss ratio excluding catastrophes was 57.8% in the first half of 2020 compared with 58.5% in the first half of 2019, reflecting actions taken to enhance underwriting performance throughout the insurance segment.

◦The accident year loss ratio excluding catastrophes from continuing lines in insurance was 54.2%.

•Reinsurance
◦Gross written premiums of $1,122.3 million, an increase of 27.3% in the first half of 2020 compared with $881.8 million in the first half of 2019 primarily due to growth in specialty reinsurance, property catastrophe reinsurance and casualty reinsurance.
◦Net written premiums of $842.8 million, an increase of 23.1% compared with $684.6 million in the first half of 2019.
◦Loss ratio of 79.7% compared with 59.2% in the first half of 2019. The loss ratio included pre-tax catastrophe losses of $160.9 million or 28.5 percentage points, net of reinsurance recoveries in the first half of 2020, which includes $130.9 million of COVID-19 losses. In the first half of 2019 pre-tax catastrophe losses totaled $20.0 million or 3.6 percentage points, net of reinsurance recoveries as a result of weather-related events.
◦Prior year net unfavorable reserve development of $0.4 million increased the loss ratio by 0.1 percentage points in the first half of 2020. Prior year net favorable development of $19.0 million benefited the loss ratio by 3.4 percentage points in the first half of 2019.
◦Accident year loss ratio excluding catastrophes was 51.1% in the first half of 2020 compared with 59.0% in the first half of 2019, reflecting improvement in the specialty reinsurance and other property reinsurance lines of business.

◦Excluding the impact from our U.S. Agricultural business and legacy business, the accident year loss ratio excluding catastrophes was 46.6%

Investment performance

•Investment income of $84.9 million for the six months ended June 30, 2020 compared with $99.2 million for the six months ended June 30, 2019.

•Net realized and unrealized investment losses reported in the statement of income of $(114.5) million for the six months ended June 30, 2020 consisted of a loss of $(80.7) million associated with the interest rate-swaps and investment losses of $(33.8) million primarily from the fixed income portfolio. In addition $164.1 million of unrealized investment gains, gross of tax, were recognized through other comprehensive income in the six months ended June 30, 2020.

•The total return on Aspen’s aggregate investment portfolio was 1.8% for the six months ended June 30, 2020 and reflects net investment income, net realized and unrealized gains and losses mainly in the fixed income portfolio and losses associated with interest rate-swaps.

•Aspen’s investment portfolio as at June 30, 2020 consisted primarily of high quality fixed income securities with an average credit quality of “AA-”. The average duration of the fixed income portfolio was 2.35 years including the impact of interest rate swaps as at June 30, 2020.
•Book yield on the fixed income portfolio as at June 30, 2020 was 2.51% compared with 2.74% as at December 31, 2019.

Capital and Debt

•Total shareholders’ equity was $2,678.8 million as at June 30, 2020, a decrease of $(46.7) million compared with $2,725.5 million as at December 31, 2019.

Earnings materials
The earnings press release will be published on Aspen’s website at www.aspen.co.

For further information please contact

Grahame Dawe, Chief Accounting Officer, Aspen
Grahame.Dawe@aspen.co
+44 20 7184 8760

Aspen Insurance Holdings Limited
Summary consolidated balance sheet (unaudited)
$ in millions

	As at June 30, 2020	As at December 31, 2019

ASSETS
Total investments	6,651.4	6,771.4
Cash and cash equivalents	1,135.4	1,030.5
Reinsurance recoverables (1)	3,858.8	2,763.5
Premiums receivable	1,780.8	1,318.4
Other assets	721.6	696.7
Total assets	$14,148.0	$12,580.5

LIABILITIES
Losses and loss adjustment expenses	$7,055.2	$6,951.8
Unearned premiums	2,150.4	1,737.7
Other payables	1,963.7	865.7
Long-term debt	299.9	299.8
Total liabilities	$11,469.2	$9,855.0

SHAREHOLDERS’ EQUITY
Total shareholders’ equity	2,678.8	2,725.5
Total liabilities and shareholders’ equity	$14,148.0	$12,580.5

(1) Included within reinsurance recoverables for unpaid losses and ceded premiums payable are $770.0 million of recoveries and $770.0 million of premiums payable associated with the purchase of an adverse development cover.

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Six Months Ended
	June 30, 2020	June 30, 2019
UNDERWRITING REVENUES
Gross written premiums	$2,118.6	$1,854.4
Premiums ceded	(681.8)	(647.5)
Net written premiums	1,436.8	1,206.9
Change in unearned premiums	(245.1)	(166.7)
Net earned premiums	1,191.7	1,040.2
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	883.0	631.9
Amortization of deferred policy acquisition costs	230.9	190.0
General, administrative and corporate expenses	186.7	202.1
Total underwriting expenses	1,300.6	1,024.0

Underwriting (loss) income including corporate expenses	(108.9)	16.2

Net investment income	84.9	99.2
Interest expense (1)	(21.7)	(11.0)
Other income (expense)	0.1	(1.4)
Total other revenue	63.3	86.8

Non-operating expenses (2)	(11.6)	(61.9)
Net realized and unrealized exchange gains (losses) (3)	7.1	(27.0)
Net realized and unrealized investment (losses) (4)	(114.5)	(58.2)
(LOSS) BEFORE TAX	(164.6)	(44.1)
Income tax (expense) benefit	(4.1)	6.8
NET (LOSS) AFTER TAX	(168.7)	(37.3)
Dividends paid on preference shares	(22.2)	(15.2)
Proportion due to non-controlling interest	—	1.2
Retained (loss)	$(190.9)	$(51.3)

Loss ratio	74.1%	60.7%
Policy acquisition expense ratio	19.4%	18.3%
General, administrative and corporate expense ratio	16.6%	25.4%
Operating expense ratio (5)	15.7%	19.4%
Expense ratio	36.0%	43.7%
Expense ratio (excluding non-operating expenses)	35.1%	37.7%
Combined ratio	110.1%	104.4%
Combined ratio (excluding non-operating expenses)	109.2%	98.4%
(1) Interest expense includes interest on deferred payments for an adverse development cover.
(2) Non-operating expenses includes $11.6 million of expenses in relation to severance, retention awards, amortization of intangible assets and other non-recurring costs.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Includes the net realized and unrealized gains/(losses) from interest rate swaps.
(5) Operating expense includes general, administrative and corporate expenses (excluding non-operating expenses)

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2020
	Reinsurance	Insurance	Total

Gross written premiums	$1,122.3	$996.3	$2,118.6
Net written premiums	842.8	594.0	1,436.8
Gross earned premiums	685.1	1,008.2	1,693.3
Net earned premiums	564.1	627.6	1,191.7
Losses and loss adjustment expenses	449.8	433.2	883.0
Amortization of deferred policy acquisition expenses	114.7	116.2	230.9
General and administrative expenses	53.6	102.9	156.5
Underwriting (loss)	$(54.0)	$(24.7)	$(78.7)

Net investment income			84.9
Net realized and unrealized investment (losses) (1)			(114.5)
Corporate expenses			(30.2)
Non-operating expenses (2)			(11.6)
Other income			0.1
Interest expense (3)			(21.7)
Net realized and unrealized foreign exchange gains (4)			7.1
(Loss) before tax			$(164.6)
Income tax (expense)			(4.1)
Net (loss)			$(168.7)
Ratios
Loss ratio	79.7%	69.0%	74.1%
Policy acquisition expense ratio	20.3%	18.5%	19.4%
General and administrative expense ratio (5)	9.5%	16.4%	16.6%
Operating expense ratio (6)	9.5%	16.4%	15.7%
Expense ratio	29.8%	34.9%	36.0%
Expense ratio (excluding non-operating expenses)	29.8%	34.9%	35.1%
Combined ratio	109.5%	103.9%	110.1%
Combined ratio (excluding non-operating expenses)	109.5%	103.9%	109.2%
Accident Year Ex-cat Loss Ratio
Loss ratio	79.7%	69.0%	74.1%
Prior year loss development	(0.1)%	—%	—%
Catastrophe losses	(28.5)%	(11.2)%	(19.4)%
Accident year ex-cat loss ratio	51.1%	57.8%	54.7%
(1) Includes the net realized and unrealized gains/(losses) from interest rate swaps.
(2) Non-operating expenses includes $11.6 million of expenses in relation to severance, amortization of intangible assets and other non-recurring costs.
(3) Interest expense includes interest on deferred payments for an adverse development cover.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) The total group general and administrative expense ratio includes the impact from corporate expenses and non-operating expenses.
(6) Operating expense includes general, administrative and corporate expenses (excluding non-operating expenses)

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2019
	Reinsurance	Insurance	Total

Gross written premiums	$881.8	$972.6	$1,854.4
Net written premiums	684.6	522.3	1,206.9
Gross earned premiums	670.9	956.9	1,627.8
Net earned premiums	552.8	487.4	1,040.2
Losses and loss adjustment expenses	327.5	304.4	631.9
Amortization of deferred policy acquisition expenses	126.4	63.6	190.0
General and administrative expenses	59.9	116.3	176.2
Underwriting income	$39.0	$3.1	$42.1

Net investment income			99.2
Net realized and unrealized investment (losses) (1)			(58.2)
Corporate expenses			(25.9)
Non-operating expenses (2)			(61.9)
Other expense			(1.4)
Interest expense			(11.0)
Net realized and unrealized foreign exchange (losses) (3)			(27.0)
(Loss) before tax			$(44.1)
Income tax benefit			6.8
Net (loss)			$(37.3)
Ratios
Loss ratio	59.2%	62.5%	60.7%
Policy acquisition expense ratio	22.9%	13.0%	18.3%
General and administrative expense ratio (4)	10.8%	23.9%	25.4%
Operating expense ratio (5)	10.8%	23.9%	19.4%
Expense ratio	33.7%	36.9%	43.7%
Expense ratio (excluding non-operating expenses)	33.7%	36.9%	37.7%
Combined ratio	92.9%	99.4%	104.4%
Combined ratio (excluding non-operating expenses)	92.9%	99.4%	98.4%
Accident Year Ex-cat Loss Ratio
Loss ratio	59.2%	62.5%	60.7%
Prior year loss development	3.4%	(2.0)%	0.9%
Catastrophe losses	(3.6)%	(2.0)%	(2.9)%
Accident year ex-cat loss ratio	59.0%	58.5%	58.7%
(1) Includes the net realized and unrealized gains/(losses) from interest rate swaps.
(2) Non-operating expenses includes $43.9 million of costs related to the transaction with the Apollo Funds, $6.0 million of expenses related to the Operational Effectiveness and Efficiency Program and $12.0 million of expenses in relation to severance, amortization of intangible assets and other non-recurring costs.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) The total group general and administrative expense ratio includes the impact from corporate expenses and non-operating expenses.
(5) Operating expense includes general, administrative and corporate expenses (excluding non-operating expenses)

Aspen Insurance Holdings Limited
Non-GAAP supplementary summary consolidated segment information (unaudited)
$ in millions, except ratios

The following table presents supplementary financial performance information regarding our two reporting segments, Reinsurance and Insurance, and is included to show further details of the segmental information found on the previous page.

	Six Months Ended June 30, 2020
	Reinsurance				Insurance
	Reinsurance	U.S. Agricultural (1)	Legacy (2)	Reinsurance Total	Insurance (3)	Legacy (2)	Insurance Total

Gross written premiums	$772.5	$335.5	$14.3	$1,122.3	$914.8	$81.5	$996.3
Net written premiums	601.6	226.9	14.3	842.8	533.9	60.1	594.0
Gross earned premiums	560.8	94.6	29.7	685.1	889.4	118.8	1,008.2
Net earned premiums	469.0	65.4	29.7	564.1	543.7	83.9	627.6
Losses and loss adjustment expenses	385.0	58.5	6.3	449.8	349.4	83.8	433.2
Amortization of deferred policy acquisition expenses	97.8	5.9	11.0	114.7	93.1	23.1	116.2
General and administrative expenses	51.7	—	1.9	53.6	93.3	9.6	102.9
Underwriting (loss) income	$(65.5)	$1.0	$10.5	$(54.0)	$7.9	$(32.6)	$(24.7)

Ratios
Loss ratio	82.1%	89.4%	21.2%	79.7%	64.3%	99.9%	69.0%
Policy acquisition expense ratio	20.9%	9.0%	37.0%	20.3%	17.1%	27.5%	18.5%
General and administrative expense ratio	11.0%	0.0%	6.4%	9.5%	17.2%	11.4%	16.4%
Expense ratio	31.9%	9.0%	43.4%	29.8%	34.3%	38.9%	34.9%
Combined ratio	114.0%	98.4%	64.6%	109.5%	98.6%	138.8%	103.9%
Accident Year Ex-cat Loss Ratio
Loss ratio	82.1%	89.4%	21.2%	79.7%	64.3%	99.9%	69.0%
Prior year loss development	(1.2)%	—%	18.2%	(0.1)%	2.8%	(18.0)%	—%
Catastrophe losses	(34.3)%	—%	—%	(28.5)%	(12.9)%	12.6%	(11.2)%
Accident year ex-cat loss ratio	46.6%	89.4%	39.4%	51.1%	54.2%	94.5%	57.8%
________________

(1) U.S. Agricultural is our U.S. crop insurance business written on a reinsurance basis through a strategic partnership.

(2) Legacy reflects business we have elected to cease underwriting following a series of strategic underwriting reviews.

Legacy (reinsurance) represents our global credit and surety reinsurance business that we ceased underwriting during Q3 2019.

Legacy (insurance) represents:
(i) international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and have started to wind down in February 2020 and March 2020, respectively;
(ii) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(iii) international cargo insurance that we ceased underwriting during Q4 2018;
(iv) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(v) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(vi) professional liability insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(vii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(viii) employers and public liability lines previously written that we ceased underwriting during Q4 2015.

(3) The Surety insurance business which was the subject of a renewal rights transaction that closed in July 2020 is included in continuing lines. The Surety insurance business contributed $34.5 million of gross written premium and $7.9 million of underwriting income in the six month ended 30 June 2020.

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2019, Aspen reported $12.6 billion in total assets, $7.0 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC, an “A” (“Excellent”) by A.M. Best Company Inc. and an “A3” by Moody’s Investors Service, Inc.

For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Aspen believes these factors include, but are not limited to: operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, reinsurers or suppliers) related to the COVID-19 pandemic may be greater than expected; Aspen's controlling shareholder owns all of its ordinary shares and has the power to determine the affairs of Aspen; the impact on our operating results from our exit or discontinuation of particular Legacy business; the impact on our operating results and financial condition from our entry into an adverse development cover reinsuring losses incurred on or prior to December 31, 2019; the actual development of losses and expenses impacting estimates for the COVID-19 pandemic; the impact of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire or business interruption relating to such events; potential uncertainties relating to reinsurance recoveries, reinstatement premiums and other factors inherent in loss estimation; our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development, including our assumptions on inflation costs associated with long-tail casualty business which could differ materially from actual experience; the United Kingdom’s withdrawal from the European Union; a decline in our operating subsidiaries’ ratings with S&P, A.M. Best or Moody’s; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products; cyclical changes in the insurance and reinsurance industry; the models we use to assess our exposure to losses from future catastrophes contain inherent uncertainties and our actual losses may differ significantly from expectations; our capital models may provide materially different indications than actual results; increased competition from existing (re)insurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; our ability to execute our business plan to enter new markets, introduce new products and teams and develop new distribution channels, including their integration into our existing operations; our acquisition strategy; changes in market conditions in the agriculture industry, which may vary depending upon demand for agricultural products, weather, commodity prices, natural disasters, and changes in legislation and policies related to agricultural products and producers; termination of, or changes in, the terms of the U.S. Federal Multiple Peril Crop Insurance Program or the U.S. Farm Bill, including modifications to the Standard Reinsurance Agreement put in place by the Risk Management Agency of the U.S. Department of Agriculture; the recent consolidation in the (re)insurance industry; loss of one or more of our senior underwriters or key personnel; our ability to exercise capital management initiatives, including the availability of capital to declare dividends, or to arrange banking facilities as a result of prevailing market conditions, the level of catastrophes or other losses or changes in our financial results; changes in general economic conditions including the effects of the COVID-19 pandemic, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; the risks associated with the management of capital on behalf of investors; a failure in our operational systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks, or data protection failures; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effects of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks; the risks related to litigation; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the availability, cost or quality of reinsurance or retrocessional coverage; changes in the total industry losses or our share of total industry losses resulting from events, such as catastrophes, that have occurred in prior years or may occur and, with respect to such events, our reliance on loss reports received from cedants and loss adjusters, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than catastrophes or by an unexpected accumulation of attritional losses and deterioration in loss estimates; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; our reliance on information and technology and third-party service providers for our operations and systems; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; changes in the U.S. federal income tax laws or regulations applicable to insurance companies and the manner in which such laws and regulations are interpreted; the impact of U.S. tax reform on Aspen’s business, investments, results and assets, including (i) changes to the valuation of deferred tax assets and liabilities, (ii) the impact on intra-group reinsurance transactions, (iii) that the costs associated with U.S. tax reform may be greater than initially expected, and (iv) the risk that technical corrections, regulations and supplemental legislation and future interpretations or applications thereof or other changes may be issued in the future, including the rules affecting the valuation of deferred tax assets; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; increased counterparty risk due to the credit impairment of financial institutions; and Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom. For a more detailed description of these uncertainties and other factors that could impact the forward-looking statements in this presentation, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2019, as filed with the SEC.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to losses and the preliminary nature of the information used to prepare estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

Basis of Preparation
Aspen has prepared the financial information contained within this semi-annual financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain “non-GAAP financial measures.” Management believes these non-GAAP financial measures, which may be defined differently by other companies, better explain Aspen’s results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen’s business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Operating Income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operational results excluding, as applicable, after-tax net realized and unrealized gains or losses, after-tax net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments, amortization of intangible assets and certain non-recurring income and expenses, including expenses associated with Aspen's operational effectiveness and efficiency program.
Aspen excludes the items above from its calculation of operating income because they are either not expected to recur and therefore are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates in part, according to the availability of market opportunities. Aspen believes these amounts are largely independent of its business and underwriting process and including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Six Months Ended
(in US$ millions except where stated)	June 30, 2020	June 30, 2019

(Loss) before tax as reported	(164.6)	(44.1)

Add (deduct) non-operating expenses
Net foreign exchange losses	(7.1)	27.0
Net realized losses on investments	114.5	58.2
Non-operating expenses	11.6	61.9
Operating (loss) income before tax	(45.6)	103.0
Tax (expense) on operating income	(2.6)	(1.2)
Operating (loss) income after tax	(48.2)	101.8

Accident Year Loss Ratio Excluding Catastrophes is a non-GAAP financial measure. Aspen believes that the presentation of loss ratios excluding catastrophes and prior year reserve movements supports meaningful comparison from period to period of the underlying performance of the business. Accident year loss ratios excluding catastrophes are calculated by dividing net losses excluding catastrophe losses and prior year reserve movements by net earned premiums excluding catastrophe-related reinstatement premiums. Aspen has defined catastrophe losses in the first half of 2020 as losses associated with COVID-19 and weather-related events, and catastrophe losses in the first half of 2019 as losses associated with various weather-related events.

Accident Year Combined Ratio Excluding Catastrophes is a non-GAAP financial measure, which is calculated by adding the Accident Year Loss Ratio Excluding Catastrophe ratio together with the Expense Ratio.

Retention ratio is a non-GAAP financial measure and is calculated by dividing net written premiums by gross written premiums.

Combined Ratio Excluding Non-Operating Expenses is the sum of the loss ratio and the expense~~s~~ ratio excluding non-operating expenses. The loss ratio is calculated by dividing losses and loss adjustment expenses by net premiums earned. The expense ratio (excluding non-operating expenses) is calculated by dividing the sum of amortization and deferred policy acquisition costs and operating expenses, by net premiums earned.

Combined Ratio (excluding non-operating expenses)	Six Months Ended
(in US$ millions except where stated)	June 30, 2020	June 30, 2019

Numerator: Sum of:
Losses and loss adjustment expenses	$883.0	$631.9
Amortization and deferred policy acquisition costs	230.9	190.0
General, administrative and corporate expenses	186.7	202.1
Non-operating expenses	11.6	61.9
Numerator total	1,312.2	1,085.9

Denominator: Net earned premiums	1,191.7	1,040.2

Combined ratio	110.1%	104.4%

Adjustments to numerator:
Exclude non-operating expenses	(11.6)	(61.9)
Numerator total - excluding non-operating expenses	1,300.6	1,024.0

Combined ratio (excluding non-operating expenses)	109.2%	98.4%